UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number 000-12790

ORBOTECH LTD.
(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

YAVNE, ISRAEL — March 5, 2013 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) On February 19, 2013, Orbotech Ltd. hosted an earnings conference call to discuss the financial results for its fourth quarter and year ended December 31, 2012. A transcript of that conference call is furnished as Exhibit 99.1 and is incorporated herein by reference. The transcript has been selectively edited to facilitate the understanding of the information communicated during the conference call. A replay of the conference call can be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

The information on this Form 6-K, including the exhibit attached hereto, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBIT INDEX
99.1 Transcript of February 19, 2013 Earnings Conference Call

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

This report contains certain forward-looking statements and information with respect to, among other things, the business, the industries in which the Company operates, the financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as ‘believes’, ‘expects’, ‘may’, ‘will’, ‘should’ or ‘anticipates’, the negatives thereof or other variations thereon or comparable terminology, or as part of discussions of strategy and trends. Such statements are derived from beliefs and assumptions of the Company’s management based, in part, upon information available to the Company as of the date of this report. They reflect the views of the Company as of the date of this report with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors that may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the Company’s ability to implement business realignment initiatives in the timeframe anticipated or at all and the timing and extent of any cost savings derived therefrom; the timing, terms and success of any strategic transaction, the outcome and impact of the pending criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean Matter (as defined in the Company's Annual Report on Form 20-F for the year ended December 31, 2012 (the "Annual Report")) brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean Matter and the other matters discussed in the Company’s filings with the United States Securities and Exchange Commission (the “SEC”), including the Annual Report.

Many of the above factors are beyond the control of the Company and almost all of them are difficult or impossible to predict with accuracy. Therefore, the Company cautions each reader of this report to consider carefully these, as well as any other specific factors discussed with each forward-looking statement in this report and as may be disclosed in the Company’s future filings with the SEC. For more information regarding the above factors and other risks, see the Annual Report.

To the extent that this report contains forward-looking statements (as distinct from historical information), the Company desires to take advantage of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and is therefore including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Furthermore, the Company does not assume any obligation to update any forward-looking statements contained herein as a result of future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations and Special Projects	Marketing Communications Manager
Orbotech Ltd.	Orbotech, Inc.
+972-8-942-3560	+1-603-289-7937

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD,
(Registrant)

Date: March 5, 2013	By:	/s/ Doron Abramovitch
Name: Doron Abramovitch
Title: Corporate Vice President and Chief Financial Officer